Exhibit 99.2

Date: Monday, December 9th

To: All Employees

Dear Revance Family,

Today, we announced that we agreed to revised deal terms with Crown Laboratories and have entered into an amended and restated merger agreement. Following consummation of the pending merger, we believe the combined organization will be one of the leading global aesthetics and skincare companies, encompassing one of the most comprehensive portfolios of cutting-edge brands.

While the economics of the proposed deal have changed, our Board of Directors and advisors thoroughly evaluated the revised transaction and concluded that the deal is in the best interest of all of our stakeholders given the updated agreement with Teoxane, recent business performance and sizeable debt obligations when compared to our current cash position and ongoing loss profile. Further details regarding the newly executed deal can be found in our press release issued earlier today.

Here is what to expect as next steps:

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Tender Offer: Once the tender offer is commenced, stockholders will be invited to tender, or “sell”, their shares at the offering price. This period takes a minimum of 20 business days, however, in some cases may be extended. The consummation of the tender offer is conditioned on more than 50% of outstanding shares being tendered as well as other customary closing conditions. Assuming successful consummation of the tender offer and satisfaction of other customary closing conditions, the deal will be consummated within two business days (typically) following the close of the tender period. As stockholders you will receive a notification from E*TRADE to tender your shares, which you may choose to do at your own discretion. An employee FAQ document will be sent in conjunction with the tender offer from the People team to address questions you may have regarding tendering your shares and other benefits-related topics.

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Year-End Focus: As shared at our recent All Hands meeting, we continue to make great progress on driving deeper adoption of Daxxify and the RHA filler line despite growing competition and filler market headwinds. Congratulations to all on continuing to drive strong results in Q4 and we look forward to a strong finish to close out the year.

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Integration Management Office: Our Integration Management Office (IMO) will resume integration planning focusing on Day 1 preparations. I would anticipate Crown leaders to be present at both our Nashville and Newark sites over the coming weeks to support a smooth integration.

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All Hands Meeting: We will host an All Hands meeting today at 3:00 PM CT to review next steps and answer questions. Please submit your anonymous questions here* by 12:00 PM CT. Also, the Crown leadership team will be joining us for a Town Hall meeting next Wednesday where leadership from both organizations will be present in Nashville and Newark. An invitation is forthcoming.

Once again, thank you for your patience and grit during these past few months. I am incredibly proud of what we have accomplished together and look forward to what the future holds.

Best,

Mark

* In the version of this communication that was sent to the Company’s employees, a hyperlink to an internal Company site was embedded in this sentence for the purpose of allowing employees to submit questions.